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SECURITIES
W

06007182

MAR 31 2006
WASH. D.C.
SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 52306

AB 4/6

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 - AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Norfolk Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

157 Church Street 20th Floor
(No. and Street)

New Haven (City) CT (State) 06510 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bobrow and Company, P.C.
(Name – *if individual, state last, first, middle name*)

Two Bridgewater Road (Address) Farmington (City) CT (State) 06032 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 19 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael A. Monroe (203) 301-3204, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Norfolk Markets, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LINDSEY C. BOUCHER
NOTARY PUBLIC
MY COMMISSION EXPIRES 3/31/2010

MAM
Signature

CFO
Title

Lindsey C Boucher
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Bobrow
& Company, P.C.
Certified Public Accountants

Morris A. Morgenstein, CPA
Ronald G. Mamrosh, CPA, JD
Dawn M. DiStefano, CPA
J. Wayne Thornton, CPA

Alec R. Bobrow, CPA

Report of Independent Public Accountants

To the Member
Norfolk Markets, LLC
(A Limited Liability Company)
Norfolk, Connecticut

We have audited the accompanying statement of financial condition of Norfolk Markets, LLC as of December 31, 2005, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Norfolk Markets, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bobrow & Company, P.C.
Certified Public Accountants

March 21, 2006

Greenbriar Business Park • Two Bridgewater Road • Farmington, CT 06032
Telephone: (860) 677-7077 • Fax: (860) 677-5414 • www.bobrowcpa.com

Norfolk Markets, LLC
(A Limited Liability Company)
Statement of Financial Condition
December 31, 2005

ASSETS

Cash and cash equivalents	$ 452,474
Accounts receivable	1,164,437
Due from related entity	5,299
	1,622,210
Organization costs, net of accumulated amortization of $10,209	18,061
	$ 1,640,271

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$ 181,395
Due to banks	23,715
Accrued expenses	259,110
	464,220
Member's equity	1,176,051
Total liabilities and member's equity	$1,640,271

The accompanying accountants' report and notes are an integral part of these financial statements.

Norfolk Markets, LLC
(A Limited Liability Company)
Statement of Income
For the Year Ended December 31, 2005

Revenues:	
Fee income	$2,586,987
Expenses:	
Commission expense	366,956
Payroll and bonuses	519,920
Payroll taxes	25,206
Rent	131,100
Travel, meals, and entertainment	74,954
Dues and subscriptions	61,178
Professional fees	46,013
Other expenses	45,532
Telephone	44,618
Insurance	44,430
Leased equipment	36,726
Broker dealer compliance	31,146
Maintenance	23,066
Seminars	22,226
Computer expense	6,040
Brand development	5,822
Postage and delivery	3,123
Amortization	1,885
	1,489,941
Net income before other items	1,097,046
Other income (expense):	
Interest income	501
Interest expense	(4,329)
Net income	$ 1,093,218

The accompanying accountants' report and notes are an integral part of these financial statements.

Norfolk Markets, LLC
(A Limited Liability Company)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2005

Balance, January 1, 2005	$ 767,808
Distributions	(684,975)
Net income	1,093,218
Balance, December 31, 2005	$ 1,176,051

The accompanying accountants' report and notes are an integral part of these financial statements.

Norfolk Markets, LLC
(A Limited Liability Company)
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash Flows from Operating Activities:	
Net income	$ 1,093,218
Amortization	1,885
Adjustments to reconcile net income to net cash provided by operating activities:	
Accounts receivable	(230,366)
Due from related entity	(5,299)
Accounts payable	137,169
Due to banks	16,426
Accrued expenses	23,508
Net cash provided by operating activities	1,036,541
Cash Flows from Financing Activities:	
Member distributions	(684,975)
Net cash used in financing activities	(684,975)
Net increase in cash and cash equivalents	351,566
Cash and cash equivalents, beginning of year	100,908
Cash and cash equivalents, end of year	$ 452,474
Supplemental Disclosures:	
Interest paid during year	$ 4,329

The accompanying accountants' report and notes are an integral part of these financial statements.

1. Organization:

Norfolk Markets, LLC was organized on July 1, 1999 as a Delaware Limited Liability Company for the purpose of conducting business as a broker/dealer. Under this form of organization, the members are not liable for the debts of the Company. The Company was approved to do business as a broker/dealer with the NASD and SEC as of August 6, 2000, and operations of the Company began on that date.

2. Summary of Significant Accounting Policies:

Cash and cash equivalents

The Company has defined cash equivalents as short-term, highly liquid investments with original maturities of less than 90 days, including the money market funds held for investment.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the period. Actual results could differ from those estimates.

Organization Costs

Organization costs represent fees associated with organizing the Company and registering the Company as a broker/dealer with regulatory authorities. The costs are being amortized over fifteen years. Amortization expense charged to operations during the year ended December 31, 2005 was $1,885.

Income Taxes

No provision for federal and state income taxes has been made in the financial statements since the Company's profit and losses are required to be reported on the member's income tax return.

3. Net Capital and Reserve Requirements:

Under the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the Rule), the Company is required to maintain minimum "net capital" equal to the greater of $5,000 or 6-2/3% of "aggregate indebtedness", as those terms are defined in the Rule. The Company's net capital under the Rule at December 31, 2005 equals $156,337, which is in excess of the required minimum.

3. Net Capital and Reserve Requirements: (continued)

The Company does not hold funds or securities for, or owe funds or securities to, customers other than funds or securities promptly forwarded to the clearing broker/dealer or customer. The Company is thereby exempted from Rule 15c3-3 of the Securities Exchange Act of 1934 by paragraph (k)(2)(i) of that rule.

4. Accounts Receivable:

Accounts receivable include amounts receivable from registered investment advisors, which are calculated on a quarterly basis in arrears. At December 31, 2005, all receivables are expected to be collected in full and, therefore, no allowance for uncollectible accounts has been established.

5. Accrued Commission Expense:

Included in accrued expenses are commissions in the amount of $255,932 payable to subcontractors for services provided to the Company. By agreement with the subcontractors, payments are not required to be made until at least 30 days after the Company receives payment from its clients.

6. Concentrations of Credit Risk:

The Company maintains two bank accounts in one commercial bank. Cash in these accounts at times exceeds $100,000. The Federal Deposit Insurance Corporation (FDIC) secures these bank accounts up to $100,000.

Norfolk Markets, LLC
(A Limited Liability Company)
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
For the Year Ended December 31, 2005

Member's equity	$ 1,176,051
Less: non-allowable assets	
Accounts receivable	(996,354)
Due from related entity	(5,299)
Organizational costs, net	(18,061)
Net capital	156,337
Minimum net capital required to be maintained (greater of $5,000 or 6-2/3% of aggregate indebtedness of $464,220)	30,950
Net capital in excess of requirement	$ 125,387
Ratio of aggregate indebtedness to net capital	297%

Norfolk Markets, LLC
(A Limited Liability Company)
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 (cont'd)
For the Year Ended December 31, 2005

Reconciliation with company's computation
(included in Part II of Form X-17A-5 as of December 31, 2005)

	Focus Report – Part IIA Quarter Ended December 31, 2005		Adjustments	Annual Financial Statements at December 31, 2005
Computation of Net Capital				
Total ownership equity from Statement of financial condition	$ 1,418,880	*	$ (242,829)	$ 1,176,051
Deductions and/or charges:				
Total nonallowed assets from statement of financial condition	1,091,533		(71,819)	1,019,714
Total deductions	1,091,533		(71,819)	1,019,714
Net Capital	$ 327,347		$ (171,010)	$ 156,337

*Summary of adjustments:

Reclassification of non allowable asset to equity	$ (86,694)
Audit adjustments to reconcile accounts receivable	40,010
Audit adjustments to reconcile accrued expenses and other accruals	(196,145)
	$ (242,829)

Bobrow & Company, P.C.
Certified Public Accountants

Morris A. Morgenstein, CPA
Ronald G. Mamrosh, CPA, JD
Dawn M. DiStefano, CPA
J. Wayne Thornton, CPA

Alec R. Bobrow, CPA

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Member
Norfolk Markets, LLC
(A Limited Liability Company)
Norfolk, Connecticut

In planning and performing our audit of the financial statements and supplemental schedule of Norfolk Markets, LLC (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Greenbriar Business Park • Two Bridgewater Road • Farmington, CT 06032
Telephone: (860) 677-7077 • Fax: (860) 677-5414 • www.bobrowcpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bobrow & Company, P.C.

Bobrow & Company, P.C.
Certified Public Accountants

March 21, 2006